August 5, 2010	Via FAX and EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Lyn Shenk, Branch Chief

Re:	American Vanguard Corporation

Form 10-K

Filed March 10, 2010

Schedule 14A

Filed April 27, 2010

File No. 01-13795

On behalf of American Vanguard Corporation, I am responding to your letter dated July 2, 2010 to Eric Wintemute (President & CEO) regarding the Commission’s review of our filings and provision of comments. We confirm that we will revise our documents in future filings as indicated below and hereby provide responses to the SEC’s requests. For your convenience, we have re-presented the Commission’s comments in non-italicized font and indicated our answers in italics.

Form 10-K For the Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 21

Results of Operations

1.

We note that certain program payments to customers are classified as a reduction of sales revenues and other payments are classified as operating expenses and note a discussion on page 23 regarding changes in the portion that is classified as an operating expense. There is no discussion regarding the impact such programs have had on sales revenues. Please revise to provide a discussion describing the impact that volume or other key

Timothy J. Donnelly ~ CAO, General Counsel & Secretary ~ American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 221-6115 ~ timd@amvac-chemical.com performance indicator driven payments, or other program costs, have had on revenue.

Answer: The Company has two types of programs. The first type of program involves reimbursing customers for the approximate value of expenses that would otherwise be paid by the company for activities such as training, product stewardship and promotion. This type of program is accounted for as an operating expense in accordance with FASB ASC 605-50-25, “Customer Payments and Incentives.”

The second type of program involves price concessions, rebates or purchase credits related to things such as volume purchases, early ordering and the like. This type of program does not involve the provision of services by the customer and is accounted for as a reduction against gross sales. Programs are considered normal course of business within our sector. Competitors offer programs to induce sales, and buyers expect that sellers will offer such program pricing. We can say this much—without programs, we would not be competitive. That is, we would lose market share in virtually all product lines. Having programs tends to have a positive impact on sales; however, we cannot say how much of an impact. This is so for a number of reasons. First, customers make their procurement decisions based upon many factors (including product efficacy, quality, customer service, personal relationships, advertising, and pricing) of which programs are only one. Second, the level of sales from year to year for each product are subject to many other factors entirely outside of the buyer’s or seller’s control, e.g., weather, pest pressure, technological competition. Third, the level of programs relative to net pricing (the price after programs) varies by product, by year (or partial year) and often by geography. For these reasons, we are not able to describe the impact of programs on our sales with greater certainty.

In effect, we employ programs as a means of meeting the competition in a very fluid environment. We can say that, in general, more generous programs tend to bring on greater sales; however, overly generous programs can reduce margin dollars to lower levels. Insofar as we have managed to maintain a fairly consistent gross margin over the past few years, we believe that we are managing our programs well.

2.	We note that tolling activities lowered gross profit in 2009 and the first quarter of 2010. Please provide a discussion explaining the nature of these activities and quantify the impact they have on gross profit.

Answer: In our MDA comments in the 10-K and the 10-Q we use the term “tolling activities” to describe the few large contracts we have agreed to manufacture either base or intermediate materials for other agricultural chemical companies. Tolling is a term that is regularly used in the industry and we believe that it is a

Timothy J. Donnelly ~ CAO, General Counsel & Secretary ~ American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 221-6115 ~ timd@amvac-chemical.com concept understood by our investors. Generally speaking these transactions are entered into (by us) with a view to covering manufacturing site overhead. Accordingly, we accept lower average prices and margins in order to effectively compete with alternative sources outside the mainland USA. In FY 2009, we made sales in the amount of $6.2MM of this kind of transaction and earned 14% margins. In FY 2008 we had lower sales amounting to $4.2MM and earned 18% margins. In Q1 of 2010 and again in Q2 of 2010, we have seen lower levels of these type of sales in comparison to prior year. Overall for year to date 2010 we have recorded sales of $1.0MM at a margin of 18% as compared to the prior year in which we recorded sales of $4.1MM at a margin of 17%.

The impact of tolling for both FY 2009 and FY 2008 on overall gross margin was about 0.5%.

As a business, we manage this activity along side a grouping of other product lines with comparatively small annual sales levels. These include our Plant Growth Regulators and our Granulated products. We will adjust our next filing to comment on this activity as a part of our “Other” sales activity. Furthermore, tolling activity does not have a material impact on gross margin every quarter; however, in future filings when the impact is material, we will expand our disclosure. Tolling activity did not have a material effect upon gross margin in Q2 2010; thus, we believe that additional disclosure is not warranted in the MD&A of the Form 10Q for the period ended June 30, 2010.

Critical Accounting Policies, page 31

3.	This section should include the identification of the accounting estimates reflected in your financial statements that require assumptions on uncertain items and whose changes could materially impact the company’s financial condition or changes in operations. In this regard, we note the recent $13.5 million charge recorded to adjust inventory values. As estimates for inventory obsolescence and valuation require assumptions that are uncertain, please revise to disclose the methodology and assumptions underlying these estimates and the impact of any changes in the estimates.

Answer: As detailed in the 10K for the year ended 2009, the company values its inventories at lower of cost or market. Furthermore, the company writes down and makes adjustments to its inventory carrying values as a result of the effects of unutilized capacity, net realizable value and assessments of slow moving and obsolete inventory and other annual adjustments to ensure that our standards continue to closely reflect actual cost.

Business management considers several factors when assessing net realizable value of inventory. These include current quantities on hand, actual sales for the last year and forecasted sales for the next year for each specific inventory line

Timothy J. Donnelly ~ CAO, General Counsel & Secretary ~ American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 221-6115 ~ timd@amvac-chemical.com item. We look at the carrying value of our inventory in comparison to prevailing market pricing and preferred packaging or formulations based on information from our field sales people. We also take into account information on label status from our regulatory group covering domestic and foreign product registrations.

Our business is subject to a range of risks which can impact demand for our products. These risks are common to companies in our Agricultural sector. The major risks that affect demand for our products include weather, localized pest pressure, the entry into the market of competitive new products, decisions of the EPA or foreign equivalents, and changes in customer buying patterns (for example impact of credit availability). All these factors can impact future demand for our products and inventory.

Management estimates of the net realizable value of our inventory are updated on a quarterly basis and if appropriate adjustments are made to the carrying value with the consequent charge recorded as an additional cost of sales.

We have added the following paragraph to our Form 10-Q for the period ended June 30, 2010 (under “Critical Accounting Policies and Estimates”) and will expand the MD&A within our Form 10-K for the period ending December 31, 2010 in a similar manner.

“Inventory net realizable value—We value our inventories at the lower of cost or market. Cost includes the raw material purchase cost, any freight, insurance and duties involved in getting our inventories to the point of manufacture, labor and manufacturing overhead incurred in our factories and any third party contract manufacturing. Based on a consideration of quantities on hand, recent actual historical sales and medium term future sales projections, latest information on labels from the EPA or similar foreign agencies, market pricing and particular formulation preference intelligence garnered from the market by our field sales and marketing teams, slow moving and obsolete inventory is written down to its net realizable value.

Failure of management to correctly estimate the impact of the factors detailed above will affect managements estimates used in establishing our inventory carrying values. These estimates are monitored on a quarterly basis and when necessary adjustments are made to reflect net realizable value. Any adjustments of this kind are recorded as an increase to cost of goods sold.”

Timothy J. Donnelly ~ CAO, General Counsel & Secretary ~ American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 221-6115 ~ timd@amvac-chemical.com

Accrued Program Costs

4.	We note that each quarter you estimate the current liability associated with accrued program costs due to distributors and retailers at the end of a growing season. Please expand to explain what is meant by “management applies experience and market place knowledge” to more fully explain the assumptions and methodology underlying these estimates and the impact of any changes in such estimates.

Answer: On a monthly basis, the company makes adjustments to the accrual based on the actual transactions compared to the published programs. Each period we also use management estimates/assessments to make forecasts as to whether each customer will fully comply with all of the terms of the program – including, for example, annual volume take up, advertising, and product stewardship activities. If we believe that the customer will not fully satisfy all program requirements, then we make periodic adjustments by reversing some of the accrual to reflect our best estimate of the likely, final settlement to such customer at the particular balance sheet date. The following paragraph is included in our Form 10-Q for the period ended June 30 2010 (under “Critical Accounting Policies and Estimates”):

“Accrued Program Costs—The Company has adopted FASB ASC 605 [Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration given by a Vendor to a Customer or Reseller of the Vendor’s Products (“EITF 01-9”)]. In accordance with ASC 605, the Company classifies certain payments to its customers as a reduction of sales revenues and other payments as operating expenses. The Company describes these costs overall as “Programs”. Programs are a critical part of doing business in the agricultural chemicals business place. The type of programs treated as a reduction in sales are market pricing adjustment, volume take up or other key performance indicator (“KPI”) driven payments made to distributors or retailers at the end of a growing season. The type of programs treated as operating expenses are effectively re-imbursement of costs for activities such as advertising, training, and other product stewardship type costs that we would otherwise spend ourselves (and report as operating expenses). Each quarter management compares each sales transaction with published programs to determine what program liability has been incurred. Once this initial calculation is made for the specific quarter, sales and marketing management along with executive and financial management review the accumulated program balance and make assessments of whether or not customers are tracking in a manner that indicates that they will

Timothy J. Donnelly ~ CAO, General Counsel & Secretary ~ American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 221-6115 ~ timd@amvac-chemical.com meet the requirements set out in the terms and conditions attached to each program. This includes customer activity relating to such things as annual volume take up, product line advertising and stewardship. If management believes that customers are falling short of their annual goals, then periodic adjustments will be made to the accumulated accrual to properly reflect the Company’s best estimate of the liability at the balance sheet date. Programs are paid out predominantly on an annual basis, usually in the first quarter of the financial year, though significant payments can also occur in the final quarter of a financial year.’

Note 6: Major Customers and Export Sales, page 63

5.	Please revise to disclose revenues from customers for each group of similar products or product lines (such as cosmetic, pharmaceutical, nutritional, etc. or herbicide, insecticide, etc.) in accordance with ASC 280-10-50-40.

Answer: In future filings we will disclose revenues for categories of products as management are increasingly using to manage the business as follows: we will continue to report on the crop and non-crop segments and within the crop segment, we will disclose revenues for the following categories: i) insecticides, ii) herbicide/fungicide/soil fumigants, and iii) other (including, for example, plant growth regulators, tolling arrangements).

Form 10-Q for the Quarterly Period Ended March 31, 2010

Consolidated Balance Sheets

6.

We note that accrued program costs decreased significantly from December 31, 2009 to March 31, 2010. Please tell us why this liability decreased and, if such a decrease continues for the quarter ended June 30th, please revise your next filing to discuss.

Answer: The majority of the company’s program run on a 12 month basis typically following the calendar year. Thus, the historical trend is for accruals to build over the course of Q2 through Q4 and to be settled and paid out either during the course of Q4 or Q1 of the immediately following year. In the case of FY2009, the accruals peaked in Q4 and were predominantly settled and paid out in Q1 of 2010. During Q2 of 2010, the program accrual will show an increase relative to the balance held at the end of Q1 2010. The company has included a discussion of this issue in the Liquidity and Capital Resources section of our Form 10-Q for the period ended June 30, 2010 and will make similar disclosures in future filings.

Timothy J. Donnelly ~ CAO, General Counsel & Secretary ~ American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 221-6115 ~ timd@amvac-chemical.com

Definitive Proxy Statement on Schedule 14A

Common Stock Ownership of Certain Beneficial Owners, page 12

7.	In the table on page 13, we note that you reference footnote 7 Carl R. Soderlind’s beneficial ownership. Footnote 7, however, describes John B. Miles’ beneficial holdings. If you have omitted material information regarding Mr. Soderlind’s common stock ownership, please revise in future filings.

Answer: The footnote 7 reference was juxtaposed with Mr. Soderlind’s name erroneously. We will delete that footnote from his name in future filings. No material information regarding Mr. Soderlind’s common stock ownership was omitted.

Compensation and Discussion Analysis, page 14

8.	We note your disclosure on pages 15 and 16 that you benchmark your ten most highly paid executives against public companies having annual revenues of between $225 million and $400 million and that you benchmark similarly situated companies as to the prevalence of equity awards and total compensation among senior executives. Please confirm that in future filings you will identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to item 402(b)(2)(xiv) of Regulation S-K.

Answer: We confirm that in future filings we will identify the companies to which we benchmark executive compensation and will disclose the degree to which the compensation committee considers such companies comparable to us.

Grants of Plan Based Awards, page 22

9.	We note that column l of your table on pages 22 and 23 shows the full grant date fair value of restricted stock grants made based on the closing price of your common stock as of the date of grant and that you disclose that the closing price was $11.73 per share. We also note that Mr. Thorley’s grant date was two months and one day prior to the other named executive officers. Please confirm that the closing price on both grant dates was $11.73 per share.

Answer: The closing price on grant dates for all persons in the table except Mr. Thorley was in fact $11.73. The closing price on the grant date for Mr. Thorley was $11.98. The note, therefore, is in error, and will be corrected in future filings.

Timothy J. Donnelly ~ CAO, General Counsel & Secretary ~ American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 221-6115 ~ timd@amvac-chemical.com

The company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require further clarification on any of these issues. I can be reached at 949.221.6115, fax – 949.476.2471, or timd@amvac-chemical.com.

Regards,

/s/  TIMOTHY J. DONNELLY

Timothy J. Donnelly

Chief Administrative Officer,

General Counsel & Secretary

American Vanguard Corporation

Timothy J. Donnelly ~ CAO, General Counsel & Secretary ~ American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 221-6115 ~ timd@amvac-chemical.com